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As filed with the Securities and Exchange Commission on June 27, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RIGEL PHARMACEUTICALS, INC.
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK,
par value $0.001 per share
(Title of Class of Securities)

766559 60 3
(CUSIP Number of Class of Securities)

James M. Gower
Chairman of the Board and Chief Executive Officer
RIGEL PHARMACEUTICALS, INC.
1180 Veterans Boulevard
South San Francisco, California 94080
Telephone: (650) 624-1100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copy to:
 Suzanne Sawochka Hooper
COOLEY GODWARD LLP
Five Palo Alto Square, 3000 El Camino Real
Palo Alto, California 94306-2155
Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,005,662	$81.36

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 367,961 shares of Common Stock of Rigel Pharmaceuticals, Inc. having an aggregate value of $1,005,662 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of June 26, 2003.

** $80.90 per $1,000,000 of the aggregate offering amount (or .00008090 of the aggregate transaction valuation), pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11, effective February 21, 2003.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the Offer to Exchange under the "Summary of Terms" section is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

  (a)
  Name and Address. The name of the issuer is Rigel Pharmaceuticals, Inc., a Delaware corporation ("Rigel"), the address of its principal executive office is 1180 Veterans Boulevard, South San Francisco, CA 94080 and the telephone number of its principal executive office is (650) 624-1100. The information set forth in the Offer to Exchange under Section 15 ("Information About Rigel") is incorporated herein by reference.

  (b)
  Securities. This Tender Offer Statement on Schedule TO relates to an offer by Rigel to exchange options with exercise prices equal to or greater than $9.00 per share currently outstanding under Rigel's 2000 Equity Incentive Plan (the "2000 Plan"), 2001 Non-Officer Equity Incentive Plan (the "2001 Plan") and 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") (collectively the 2000 Plan, the 2001 Plan and the Directors' Plan are referred to as the "Option Plans"), to purchase shares of Rigel's Common Stock, par value $0.001 per share (the "Common Stock") held by optionholders as of June 27, 2003 (the "Eligible Options") for replacement options (the "Replacement Options") to purchase shares of Rigel's Common Stock to be granted under the 2000 Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange (the "Offer"). There are an aggregate of 367,961 Eligible Options outstanding as of June 26, 2003. Only officers, employees, consultants, and non-employee members of Rigel's board of directors as of June 27, 2003, who continue to be employed through the Offer expiration date of July 25, 2003, or a later date if the Offer period is extended, are eligible to participate in the Offer (the "Eligible Participants"). Rigel is conducting the exchange with respect to Eligible Options on a one-for-one (1:1) basis. The Replacement Options will have an exercise price equal to the closing price of Rigel's common stock as reported on the Nasdaq National Market on the last trading day before its date of grant (which will occur promptly after the date of the option exchange). Subject to the continuation of the optionholders' employment, service as a consultant or service as a non-employee member of Rigel's board of directors, the Replacement Options will vest as follows: one-fifth (1/5th) of the shares covered by the Replacement Options will vest on the six-month anniversary of the option exchange; one-fifth (1/5th) of the shares covered by the Replacement Options will vest on the twelve-month anniversary of the option exchange; and three-fifths (3/5ths) of the shares covered by the Replacement Options will vest in twenty-four (24) equal monthly installments over the following two (2) years. The Replacement Options will expire, at the latest, on the day three (3) years and five (5) business days after the date of the option exchange (if it has not expired earlier due to the optionholders' termination of employment, service as a consultant or service as a non-employee member of Rigel's board of directors). Thus, Rigel will issue Replacement Options covering the total number of option shares subject to all Eligible Options that were cancelled. Eligible Participants who are employees currently on medical, maternity, worker's compensation, military or other statutorily-protected leave of absence are eligible to participate in the Offer. However, officers, employees, consultants and non-employee members of Rigel's board of directors who would otherwise be Eligible Participants who (1) are on a leave of absence for any other reason and do not return to active status before the Offer termination date of July 25, 2003, or a later date if the Offer period is extended, or (2) whose employment, service as a consultant or service as a non-employee member of Rigel's board of directors is terminated or discontinued at any time before the Offer termination date of July 25, 2003, or a later date if the Offer period is extended, are not eligible to participate in this Offer and shall not be deemed Eligible Participants. The information set forth in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

  (c)
  Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF THE FILING PERSON.

  (a)
  Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

  (a)
  Material Terms. The information set forth in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 10 ("Status of Options Acquired in the Offer; Accounting Consequences of the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences") and Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

  (b)
  Purchases. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  (e)
  Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a)
  Purposes. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

  (b)
  Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 10 ("Status of Options Acquired in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

  (c)
  Plans. At present, Rigel's board of directors is composed of eight (8) members. Rigel from time to time evaluates strategic acquisitions and will continue to do so in the future. Rigel may issue its stock or pay cash in connection with such acquisitions. Rigel may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)
  Source of Funds. The information set forth in the Offer to Exchange under Section 1 ("Number of Options; Expiration Date"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

  (b)
  Conditions. The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

  (d)
  Borrowed Funds. Not applicable.

ITEM 8.    INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

  (a)
  Securities Ownership. Not applicable.

  (b)
  Securities Transactions. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

  (a)
  Financial Information. Item 8 ("Condensed Financial Statements and Supplementary Data") of Rigel's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 31, 2003, as amended on May 8, 2003, including all material incorporated by reference therein, is incorporated herein by reference. Item 1 ("Condensed Financial Statements") of Rigel's Quarterly Report on Form 10-Q for its first fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 15 ("Information About Rigel") and Section 17 ("Additional Information") is incorporated herein by reference.

  (b)
  Pro Forma Financial Information. Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

        Not applicable.

[Remainder of this page intentionally left blank.]

ITEM 12.    EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange, dated June 27, 2003.
99.(a)(1)(B)	Form of Letter of Transmittal — Memorandum to holders of Eligible Options.
99.(a)(1)(C)	Form of Summary of Terms.
99.(a)(1)(D)	Form of Election Form.
99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(H)	Form of Electronic Reminder to holders of Eligible Options.
99.(a)(1)(I)
Rigel Pharmaceuticals, Inc.'s Annual Report on Form 10-K, for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2002, as amended on May 8, 2003, and incorporated herein by reference.
99.(a)(1)(J)
Rigel Pharmaceuticals, Inc.'s Quarterly Report on Form 10-Q, for its first fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)(A)
Rigel Pharmaceuticals, Inc.'s 2000 Equity Incentive Plan, as amended and restated, filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-106532).
99.(d)(1)(B)
Rigel Pharmaceuticals, Inc.'s 2001 Non-Officer Equity Incentive Plan filed with the Securities and Exchange Commission on October 30, 2001 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-72492).
99.(d)(1)(C)
Rigel Pharmaceuticals, Inc.'s 2000 Non-Employee Directors' Plan, as amended and restated, filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-106532).
99.(g)	Not applicable.
99.(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

[Remainder of this page intentionally left blank.]

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 27, 2003

RIGEL PHARMACEUTICALS, INC.
By:	/s/ JAMES H. WELCH Name: James H. Welch Title: Vice President, Chief Financial Officer and Secretary

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange, dated June 27, 2003.
99.(a)(1)(B)	Form of Letter of Transmittal — Memorandum to holders of Eligible Options.
99.(a)(1)(C)	Form of Summary of Terms.
99.(a)(1)(D)	Form of Election Form.
99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.
99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.
99.(a)(1)(G)	Form of Confirmation of Participation in the Offer to Exchange.
99.(a)(1)(H)	Form of Electronic Reminder to holders of Eligible Options.
99.(a)(1)(I)
Rigel Pharmaceuticals, Inc.'s Annual Report on Form 10-K, for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2002, as amended on May 8, 2003, and incorporated herein by reference.
99.(a)(1)(J)
Rigel Pharmaceuticals, Inc.'s Quarterly Report on Form 10-Q, for its first fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)(A)
Rigel Pharmaceuticals, Inc.'s 2000 Equity Incentive Plan, as amended and restated, filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-106532).
99.(d)(1)(B)
Rigel Pharmaceuticals, Inc.'s 2001 Non-Officer Equity Incentive Plan filed with the Securities and Exchange Commission on October 30, 2001 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-72492).
99.(d)(1)(C)
Rigel Pharmaceuticals, Inc.'s 2000 Non-Employee Directors' Plan, as amended and restated, filed with the Securities and Exchange Commission on June 26, 2003 and incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-106532).
99.(g)	Not applicable.
99.(h)	Not applicable.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
INDEX OF EXHIBITS